THE TOTAL NUMBER OF PAGES CONTAINED IN THIS DOCUMENT IS 33


                                   FORM 6-K
                                   --------

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                            Report of Foreign Issuer

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

                         For the month of February 2002


                   NIPPON TELEGRAPH AND TELEPHONE CORPORATION
                 (Translation of registrant's name into English)


                              3-1, OTEMACHI 2-CHOME
                        CHIYODA-KU, TOKYO 100-8116, JAPAN
                    (Address of principal executive offices)



         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F  X              Form 40-F
                                     ---

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                           Yes   ___      No   X
                                              ---

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________.

SUBMISSION OF BUSINESS OPERATION PLAN FOR FISCAL YEAR ENDING MARCH 31, 2003

          On February 28, 2002, the registrant announced that it had submitted business operation plans for each of the registrant and its wholly-owned subsidiaries, NTT East Corporation ("NTT East") and NTT West Corporation ("NTT West"), for the fiscal year ending March 31, 2003 (collectively, the "Plans") to the Minister of Public Management, Home Affairs, Posts and Telecommunications of Japan for approval. Attached hereto is a copy of the Plans. The financial information included in the plans was prepared on the basis of accounting principles generally accepted in Japan and, accordingly, will not be directly comparable to the financial information included in the registrant's Annual Report on Form 20-F for the fiscal year ended March 31, 2001, which information was prepared on the basis of accounting principles generally accepted in the United States.

          The Plans contain forward-looking statements. The registrant desires to qualify for the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby filing cautionary statements identifying important factors that could cause the Plans as actually implemented or actual results of the registrant, NTT West and NTT East to differ materially from those set forth in the Plans.

          Certain of the Plans and earnings projections of the registrant, NTT East and NTT West are based on a series of projections and estimates regarding the economy and the telecommunications industry in Japan in general. The projections and estimates regarding the telecommunications industry may be affected by pricing of services, the effects of competition, and the success of new products, services and new businesses.

          No assurance can be given that the Plans as ultimately implemented, or the actual results of the registrant, NTT East and NTT West will not vary significantly from the projected earnings.

                                   SIGNATURE


          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                NIPPON TELEGRAPH AND TELEPHONE
                                                  CORPORATION



                                                By /s/ Hiroo Inoue
                                                   -------------------
                                                   Name:  Hiroo Inoue
                                                   Title: Senior Manager
                                                          Department IV

Date: February 28, 2002

                                                               February 28, 2002
For Immediate Release



              Nippon Telegraph and Telephone Corporation Submits
         Business Operation Plan for Fiscal Year Ending March 31, 2003
            to Minister of Public Management,Home Affairs,Post and
                        Telecommunications for Approval



Nippon Telegraph and Telephone Corporation (NTT) today submitted its business operation plan for the fiscal year ending March 31, 2003, to the Minister of Public Management,Home Affairs,Post and Telecommunications for approval.

       Business Operation Plan for the Fiscal Year Ending March 31, 2003



     In the building of an advanced information and telecommunications network society, information and communications are expected to make a substantial contribution to invigorating and enhancing the efficiency of socioeconomic activity. As user needs grow more sophisticated, diverse, and global in character, the information and telecommunications market will continue to change dramatically with the intensification of competition resulting from the shift in demand from voice and fixed communications to IP and mobile communications and the entry of new carriers into the market.

To help ensure that universal services are maintained amid this information and communications environment, Nippon Telegraph and Telephone Corporation (NTT) intends to provide all necessary advice, mediation, and other assistance to Nippon Telegraph and Telephone East Corporation and Nippon Telegraph and Telephone West Corporation ("the regional companies"). It will also endeavor to promote research and development in telecommunications technology in order to respond to society's requirements for the development of an advanced information and telecommunications network society.

In addition, NTT intends to utilize its research and development capabilities and the total management resources of its corporate Group to respond to changes in the market environment and foster active Group management for the sound development of the entire Group.

In the management of business operations for the fiscal year ending March 31, 2003, NTT will aim to improve the management efficiency of its Group operations, including those of the regional companies, to develop new businesses for enhancing the information-sharing industry, and to continue to strengthen research and development that will contribute to the advancement of telecommunications. In this way, NTT will seek to ensure the stable development of Group operations in the future, and to return the fruits of these efforts to customers, shareholders, and the community at large.

Based on this thinking, under the business operation plan for the fiscal year ending March 31, 2003, NTT will conduct its business management by giving priority to the following activities, and will do so in a flexible manner so as to respond to changes in the operating environment.


1. Advice, Mediation, etc.
For the regional companies, NTT will provide all necessary advice, mediation, etc. to ensure the maintenance of high-quality and stable universal services. These will include planning and coordination relating to the quality and upgrading of telecommunications networks, the deployment of control and coordination capabilities when natural disasters and other emergencies occur, efficient fund-raising and the formulation of policies for materials procurement, and NTT Group coordination to ensure the smooth implementation of the structural reform plans that were announced in October 2001 in light of the dramatic changes in the market structure and the competitive environment facing the regional companies. NTT will also exercise its shareholder rights, as necessary, in order to assure the smooth flow of dividends to shareholders.

For all the NTT Group companies, NTT's activities will include research for the purpose of developing new business activities, management support for operations such as business expansion and withdrawals from business activities, and assistance with the development of human resources, which form the core of the NTT Group.


2. Promotion of Basic Research and Development
One prerequisite for responding to the social requirements for the formation of an advanced information and telecommunications network society is the harmonious and coordinated development of network-based technologies, technologies that provide the basis for new services and applications, and advanced and basic technologies in general. With the goal of realizing a reliable, secure, convenient, and comfortable network society and with a view to providing Hikari-Soft Services and Ubiquitous Services, NTT will conduct research and development activities to pursue the following: (1) the provision of low-priced, ultra high-speed telecommunications infrastructure based on a photonic network (DoPN: Data over Photonic Network); (2) the stimulation of diverse network service markets and of contents sharing markets (Rich Internet); and (3) the realization of an abundant, high-quality environment for global users (Seamless, Full, and Global).

In conjunction with these efforts, NTT will continue to actively disseminate the results of its research and development and conduct active technology exchanges with institutions both within Japan and overseas, including ongoing contributions to standardization activities, industry standardization of research and development results, and research and development in collaboration with other research institutions.

To ensure the continuous execution of this basic research and development, we will seek to further increase research efficiency, and research costs will be borne by the regional companies, which in turn will benefit from these efforts.

Specifically, priority will be given to the following areas in NTT's research and development activities:

(1) Infrastructure-related research and development
To further upgrade telecommunications networks and achieve next-generation network services providing more economical and higher speed transmission of a large amount of information, NTT will promote research and development in the sphere of base network technologies, including technologies for configuring economical and diverse access networks, technologies for building networks that can cope flexibly with diverse network services, and next-generation IP network technologies. At the same time, NTT will pursue basic research in the field of operating systems to improve the reliability of telecommunications networks and the quality of customer services. Additionally, considering the sharp increase in energy consumption accompanying the development of the advanced information and telecommunications network society, NTT will promote research and development on reducing electric power consumption and on other means to promote the preservation of the global environment.

(2) User-related research and development
With a view to using sophisticated telecommunications networks to realize an advanced information and telecommunications network society in which the electronic exchange of information, goods, and currencies is further enhanced, NTT will pursue research and development activities on the infrastructure for providing customers with diverse telecommunications services, including e-commerce, contents sharing, and community /collaboration. Specifically, this will include research and development in such areas as security technologies to secure information and communications; e-commerce-related technologies for billing, validation, and authentication; information-distribution technologies that can cope flexibly with diverse network environments; media-processing technologies, such as those for the compression, recognition, and sharing of graphic and voice data; and multimedia database technologies for the storage and search of a variety of media.

(3) Research and development in basic technologies
With a view to securing leadership in the basic and advanced technologies that will underpin the future of telecommunications, and to contribute to the inventive enhancement and development of information and communications in Japan, NTT will devote its efforts to the creation of a photonic network that makes it possible to achieve ultra high-speed, ultra high-volume terabit and petabit-level communications, in preparation for an age in which massive volumes of digital information circulate through networks. To this end, NTT will pursue research and development activities on ultra high-density wavelength division multiplexing and other new optical communications technologies as well as optical amplification, optical wavelength multiplexers and demultiplexers, optoelectronic fusion devices, and other new optical components technologies. NTT will also pursue research in such areas as nanotechnology, which seeks to realize the potentials of new materials with unique characteristics, and Communications Science, which explores new possibilities in communications. This will be combined with research on innovative new principles and new concepts for the next generation.

The following tables present an overview of the capital investment plan for all of these research and development activities.

Capital Investment Plan for the Fiscal Year Ending March 31, 2003
                                                               (billions of yen)
--------------------------------------------------------------------------------
          Item                                        Investment required
--------------------------------------------------------------------------------

1. R&D facilities                                                31

2. Other facilities                                               4

                 Total                                           35
--------------------------------------------------------------------------------

Attachment 1

     Revenues and Expenses Plan for the Fiscal Year Ending March 31, 2003
                                                               (billions of yen)
--------------------------------------------------------------------------------

          Item                                                  Amount
--------------------------------------------------------------------------------

Revenues

  Operating Revenues                                             222 (Note)

  Non-Operating Revenues                                         106

      Total Revenues                                             328
--------------------------------------------------------------------------------

Expenses

  Operating Expenses                                             212

  Non-Operating Expenses                                          99

      Total Expenses                                             311
--------------------------------------------------------------------------------

Recurring Profit                                                  17
--------------------------------------------------------------------------------
Note:

This includes basic research and development income of (Yen)184 billion, and Group management income of (Yen)22 billion.

Attachment 2

                  Sources and Applications of Funds Plan for
                     the Fiscal Year Ending March 31, 2003
                                                               (billions of yen)
--------------------------------------------------------------------------------
          Item                                             Amount
--------------------------------------------------------------------------------
Sources:

Operational:                                                 344

   Operating Revenues                                        237

   Non-Operating Revenues                                    107

Financial:                                                 1,012

   Long-term Loans and Bonds                                 786

   Other Financial Income                                    226

Estimated Consumption Tax Receipts                            12

Brought Forward from Previous Fiscal Year                      5


       Total                                               1,373
--------------------------------------------------------------------------------

Applications:

Operational:                                                 258

   Operating Expenses                                        163

   Non-Operating Expenses                                     95

Financial:                                                 1,040

   Capital Investments for Property, Plants                   35
   and Equipment

   Other Financial Expenses                                1,005

Account Settlement Expenses                                   19

Provisional Consumption Tax Payments                           8

Carry Forward to Following Fiscal Year                        48


       Total                                               1,373
--------------------------------------------------------------------------------

For further information, Please contact:
Kenya Nakatsuka
Press Relations
Nippon Telegraph and Telephone Corporation
Telephone: 03-5250-5550
E-mail: info@ml.hco.ntt.co.jp
        ---------------------

                                                               February 28, 2002


For Immediate Release


NTT East Submits Business Operation Plan for Fiscal Year Ending March 31, 2003 for Approval to Minister for Public Management, Home Affairs, Posts and
                              Telecommunications


Nippon Telegraph and Telephone East Corporation (NTT East) today submitted its business operation plan for the fiscal year ending March 31, 2003 for approval to the Minister for Public Management, Home Affairs, Posts and
Telecommunications.

Information and communications are expected to contribute enormously to invigorating and enhancing the efficiency of socioeconomic activities and to creating new industries in order to make Japan into the world's most advanced IT nation and thereby achieve the aim of the e-Japan Strategy. Moreover, as needs grow steadily more sophisticated, diverse, and global in character, the structure of the information and telecommunications market is undergoing dramatic change, characterized by surging demand for mobile and Internet communications. The regional communications market has also ushered in an era of competition in every field. With the dramatic changes to the market structure, the full-fledged introduction of Dialing Parity (Carrier-Selection Service) has intensified competition while charges are falling dramatically in the Internet access market.

In this operating environment, NTT East will continue to strive to provide high-quality, stable universal services, while also enhancing the stability and strength of its management base. Moreover, the company will strive to foster the development of information sharing, through, for example, the provision of services to handle the rapid growth and diversification of the Internet market and other new services employing sophisticated infrastructure, with the aim of contributing to a wide range of both corporate and individual activity. At the same time, the company will devote itself to promoting the development of optical access networks in anticipation of greater demand for broadband services, contributing to the formation of a fair telecommunications market, improving applied research and development, and ensuring reliability and communality in the field of telecommunications. Through these endeavors, NTT East will seek to make a real difference to the world.

In the management of business operations for the fiscal year ending March 31, 2003, based upon this fundamental thinking, NTT East will make every effort to ascertain people's opinions and demands swiftly and accurately, and to improve services accordingly. In the face of the present very difficult operating environment, the company will promote radical structural reforms and reduce costs. It will devote its full energies to the expansion of Internet communications demand by enlarging service areas and by creating new demand through a full lineup of services, including HIKARI, in anticipation of the full-fledged spread of broadband services. It will also ensure the ongoing development of stable operations by working vigorously to assure the smoothness of connections and the openness of networks, to strengthen disaster countermeasures, to develop its human resources, and to undertake new business operations. It will also position itself to return the fruits of these measures to customers, the community, and--through the holding company--to shareholders.

In line with this thinking, for the fiscal year ending March 31, 2003, NTT East will give priority to the following categories in the conduct of its business management, and will do so flexibly so as to respond to changes in the operating environment.

1. Voice Transmission Services

(1) Subscriber Telephones

NTT East will respond to all demand for subscriber telephones, including the relocation of existing lines. The number of subscribers is projected to total approximately 25.49 million by the end of the fiscal year ending March 31, 2003.

Item                                        Planned Number
Additional Installations                    320,000 subscribers
Relocations                                 3.38 million subscribers


(2) Social-Welfare Telephones

The advance of the welfare society has been accompanied by a greater social requirement for telecommunications services in the sphere of welfare. To respond to this need, NTT East will continue to promote the installation of welfare-related products, such as its "Silver Phones Series" (Anshin [Relief], Meiryo [Clearness], Hibiki [Sound], and Fureai [Communication]).

Item                                                 Planned Number
Silver Phones
           Anshin (Relief)                           100 units
           Meiryo (Clearness)                        100 units


(3) Public Telephones

NTT East will promote the installation of IC-card public telephones, and also continue to promote the installation of social welfare public telephones such as public telephones with a volume adjustment function, and public telephone boxes usable by people in wheelchairs. In this way, it will strive to improve social welfare facilities and public services.

Item                                                 Planned Number
IC-Card Public Telephones                            7,000 units
Public Telephones with Volume Adjustment Function    7,000 units

(4) INS-Net Digital Services

INS-Net digital services can be provided in all regions in which demand is forecast. Nonetheless, subscriber lines decreased over the past year with the development of ADSL. The numbers of INS-Net 64 lines and INS-Net 1500 lines are projected to total approximately 4,687,000 and 39,000, respectively, by the end of the fiscal year ending March 31, 2003.

Item                                            Planned Number
INS-Net 64 Subscriber Lines                 (607,000) circuits
INS-Net 1500 Subscriber Lines                (12,000) circuits


2. Data Transmission Services

To respond to heightening demand for broadband services, NTT East will endeavor to enhance access services, expand service areas, and provide new services through a full lineup using ADSL and fiber optics.


3. Leased Circuit Services

In the field of leased circuit services, NTT East is planning to install the facilities needed to cater to the increasingly varied demand for circuits, including for high-speed digital transmission and voice and image transmission.

Item                                                    Planned Number
Conventional Leased Circuits                         (41,000) circuits
High-Speed Digital Transmission Circuits               20,000 circuits


4. Telegraph Services

NTT East will continue to conduct the maintenance of systems and other operations in order to further improve services and to promote increased operating efficiency in its telegraph services.

5. Improvements and Advances in Telecommunications Equipment

(1) Optical Access Network

The switchover to the use of optical fiber in the access network will be actively promoted in accordance with factors such as heightening demand for broadband services.

Item                               Planned Number
Optical Subscriber Cables          2.4 million fiber km
(Cover rate at the end of March 2003 will be 69%.)


(2) Telecommunications Network

In its telecommunications network, NTT East will not only meet demand for broadband services, but at the same time will further upgrade network services and improve network economy and efficiency.


(3) Disaster-Prevention Measures

NTT East will take all necessary measures in the sphere of disaster-prevention measures. These will include disaster-prevention measures for telecommunications equipment and facilities, measures to ensure emergency communications, and measures to strengthen the structure for crisis management and the restoration of systems if large-scale disasters occur, and to assist with the sharing of information after a natural disaster.


(4) Installation of Underground Transmission Cables

With regard to the burying of transmission cables, from the standpoint of improving the reliability of communications facilities, ensuring safe and pleasant passage spaces, and enhancing the appearance of urban areas, NTT East will work in cooperation with the national and local governments and with other companies.

(5) Facility Maintenance

The maintenance of facilities will be directed at ensuring stable and high-quality services, by, for example, replacing cables and other facilities on an on-going basis. Through this, NTT East will aim not only to maintain customer services, but also to ensure safe operations, harmonization with the social environment, and the stabilization of communications systems.

NTT East will seek to minimize costs by making exhaustive use of existing equipment and facilities in improving and upgrading communications facilities.


6. Promotion of R&D Activities

To further stabilize and strengthen its management base, and to respond to the rapid expansion and diversification of the Internet market and public demand for the creation of an advanced information and telecommunications network society, NTT East will promote research and development in the spheres of network systems and access systems so as to improve the sophistication of telecommunications networks. In addition, to position itself to give customers the choice of a diverse range of reliable and convenient services through sophisticated telecommunications networks, NTT East will also conduct research and development in such areas as information sharing applications and communications terminals of various types.

A summary of the business plans for the above principal services and plant and equipment investment plans are outlined in the attached tables.

Table 1

         Principal Services Plan for Fiscal Year Ending March 31, 2003

Type of Service                                         Plan

Voice Transmission Services

  Subscriber Telephones
       Additional Installations                         320,000 subscribers
       Relocations                                      3.38 million subscribers

  Social-Welfare Telephones (Silver Phones)             300 units

  IC-Card Public Telephones                             7,000 units

  INS-Net Digital Services
       INS-Net 64 Subscriber Lines                     (607,000) circuits
       INS-Net 1500 Subscriber Lines                    (12,000) circuits

Leased Circuit Services
  Conventional Leased Circuits                          (41,000) circuits
  High-Speed Digital Transmission Circuits               20,000 circuits

Table 2

                            Capital Investment Plan

                     for Fiscal Year Ending March 31, 2003

                                                                                (billions of yen)
                                                                             Investment Required
1. Expansion and Improvement of Services                                                  369*

     (1) Voice Transmission                                                               277

     (2) Data Transmission                                                                 41

     (3) Leased Circuits                                                                   49

     (4) Telegraph                                                                          2

2. R&D Facilities                                                                           5

3. Joint Facilities, etc.                                                                  36
-------------------------------------------------------------------------------------------------
Total                                                                                     410

* This includes approximately (Yen) 130 billion to be invested in the Optical Access Network.

Attachment 1


     Revenues and Expenses Plan for Fiscal Year Ending March 31, 2003



                                                           (billions of yen)

                            Item                                    Amount
 Revenues

 Operating Revenues                                                  2,391

          (1) Voice Transmission                                     1,573

          (2) Data Transmission                                         57

          (3) Leased Circuits                                          338

          (4) Telegraph                                                 32

          (5) Others                                                   391

 Non-Operating Revenues                                                 50

---------------------------------------------------------------------------
 Total Revenues                                                      2,441


 Expenses

 Operating Expenses                                                  2,345

          (1) Operating Costs                                        1,743

          (2) Taxes and Dues                                            80

          (3) Depreciation                                             522

 Non-Operating Expenses                                                 52

---------------------------------------------------------------------------
 Total Expenses                                                      2,397

---------------------------------------------------------------------------
 Recurring Profit                                                       44

Attachment 2


                 Plan of Sources and Applications of Funds for

                       Fiscal Year Ending March 31, 2003



                                                           (billions of yen)

                            Item                                    Amount
 Sources:

 Business Income:                                                    3,253

    Operating Revenues                                               3,202

    Non-Operating Revenues                                              51

 Financial Income:                                                     343

    Long-term Loans and Bonds                                          343

    Other Financial Income                                               0

 Estimated Consumption Tax Receipts                                    121

 Brought Forward from Previous Fiscal Year                             320

---------------------------------------------------------------------------
 Total                                                               4,037



 Applications:

 Business Expenses:                                                  3,319

    Operating Expenses                                               3,276

    Non-Operating Expenses                                              43

 Financial Expenses:                                                   528

    Capital Investments for Property, Plant and Equipment              410

    Other Financial Expenses                                           118

 Account Settlement Expenses                                             1

 Provisional Consumption Tax Payments                                   89

 Carry Forward to Following Year                                       100

---------------------------------------------------------------------------
 Total                                                               4,037

                                                               February 28, 2002

            Application for Approval of the Business Operation Plan
                     for Fiscal Year Ending March 31, 2003




Nippon Telegraph and Telephone West Corporation (NTT West) today submitted its business operation plan for the fiscal year ending March 31, 2003 to the Minister of Public Management, Home Affairs, Posts and Telecommunications for approval.

In making Japan the world's most advanced IT nation which the "e-Japan strategy" targets, the telecommunications sector is expected to actively contribute to the creation of new industries as well as to the development and efficiency of social and economic activities. In response to the increasing sophistication of consumer needs and the processes of diversification and globalization, the telecommunications market itself is undergoing drastic transformations, as evidenced in the surge in demand for mobile and Internet communications. The competitive environment of regional communications markets is also becoming markedly tougher, due to such factors as the fierce price reductions in the Internet access market and the intensification of competition triggered by the introduction of "MYLINE "preferred carrier registration service.

Under this fierce competitive environment, coupled with Japan's economic slowdown, NTT West faces severe financial challenges. In light of this situation, NTT West shall restructure its operations immediately to bolster the business efficiency through drastic structural reforms. At the same time, the company will work harder for the development of information sharing by providing innovative new services through its digital infrastructure for a wide range of corporate and individual activities. NTT West will continue to provide both stable and high-quality universal services, while also pursuing the following objectives: it shall promote the deployment of the Optical Access Network in anticipation of greater demand for broadband services; it shall contribute to the advancement of telecommunications markets through fair competition; it shall enhance its research and development capabilities in applied fields; and it shall ensure that the telecommunications industry is reliable and open to the public.

As a reflection of these fundamental principles, in its business management during the fiscal year ending March 31, 2003, NTT West will promote drastic structural reforms, focusing on the outsourcing of operations to build a scheme that can deal with new markets, coupled with various management improvement measures. While undertaking a drastic improvement of its cost structure through such reforms, the company will also strive to establish sound foundations for profitability through an extensive rollout of broadband businesses, in addition to a full lineup of IP access services, including "Fiber-optic IP Connection Service", to respond actively to the growing demand for Internet communications. NTT West will grasp the views and needs of customers accurately and speedily in order to make the necessary improvements in services. In other areas, NTT West will also implement measures for maintaining smooth interconnection and open networks. It will seek to promote its research and development position in applied fields, improve disaster prevention measures, promote human resources development, and actively pursue new business opportunities. Through this line of action, NTT West will endeavor to achieve a stable course of future development. NTT West stands ready to share the benefits of these programs with its customers, local communities and the shareholders in the holding company.

The above outlines the basic strategies of NTT West for the fiscal year ending March 31, 2003. While special emphasis will be assigned to the matters summarized below, NTT West will respond with due flexibility to any changes in the business environment.

1. VOICE TRANSMISSION SERVICES

(1) Subscriber Telephones:

NTT West stands ready to respond speedily to all demand for subscriber telephones, including the relocation of existing lines. The total number of subscribers is projected to reach approximately 26.10 million by the end of the fiscal year ending March 31, 2003.

            Item:                                    Planned Number
            Additional Installations:                0.40 million subscribers
            Relocations:                             2.77 million subscribers

(2) Social-Welfare Telephones:

The progress of social welfare has generated various demands for telecommunication services. To respond to welfare-related needs, NTT West shall promote the installation of its"Silver Phones series" (Anshin [Relief], Meiryo [Clearness], Hibiki[Sound], Fureai[Communication]) and other welfare-oriented products.

            Item:                                    Planned Number
            Silver Phones
            Anshin (Relief):                              +500 units
            Meiryo (Clearness):                           +100 units

(3) Public Telephones:

NTT West shall promote the installation of IC-card operated public telephones. It shall continue to promote the installation of social-welfare public telephones, including those with voice adjustment function and public phone booths for wheel chair users, to achieve improved services and welfare-oriented functions.

                      Item                           Planned Number
            IC-Card Public Telephones:                    +6,000 units

          Public Telephones with Volume Adjustment Function:   +6,000 units

(4) INS-Net Digital Services:

INS-Net Digital Services are now available in all areas with potential demand. The total number of INS-Net 64 subscriber lines and INS-Net 1500 subscriber lines are projected to reach approximately 4,145,000 circuits and approximately 37,000 circuits lines, respectively, by the end of the fiscal year ending March 31, 2003.

                      Item                           Planned Number
          INS-Net 64 Subscriber Lines:               (740,000) circuits
          INS-Net 1500 Subscriber Lines:               (4,000) circuits

2. DATA TRANSMISSION SERVICES

NTT West shall continue providing IP Connection Services featuring a full line of flat-rate Internet access plans for INS-Net, ADSL and fiber-optic services.

3. LEASED CIRCUIT SERVICES

Facilities for leased circuit services are scheduled to be installed to actively respond to demands, including those for high-speed digital transmission services, and voice and image transmission services.

                      Item                           Planned Number
          Conventional Leased Circuits:               (35,000) circuits
          High-Speed Digital Transmission Circuits:   +16,000  circuits

4. TELEGRAPH SERVICES

NTT West shall promote such measures as the maintenance of telegraph operation systems to enhance services and raise efficiency.

5. IMPROVEMENTS AND ADVANCES IN TELECOMMUNICATIONS EQUIPMENT

(1) Optical Access Network:

NTT West shall actively promote the deployment of Optical Access Network in coordination with expanding demand for broadband services.

                    Item                              Planned Number
                                                      +2.6 million fiber km
          Optical Subscriber Cables:
              (Cover rate at the end of March 2003 will be 53%.)

(2) Telecommunications Network:

NTT West shall enhance network services as well as improve network economy and efficiency while meeting demand for broadband services.

(3) Disaster-Prevention Measures:

NTT West shall promote necessary disaster-prevention measures for telecommunications equipment. To this end it shall establish emergency communication and crisis management measures, as well as procedures for restoring systems and distributing vital information in the event of a large-scale disaster.

(4) Installation of Underground Transmission Cables:

NTT West shall install underground transmission cables to aid transmission stability, secure safe and comfortable passage spaces and improve the appearance of urban areas, in cooperation with the local and national governments or other companies.

(5) Facility Maintenance:

NTT West shall implement facility maintenance, including the replacement of cables, to maintain customer services, ensure safety and harmony with social environments and stabilize communications systems.

NTT West shall pursue cost reduction by making exhaustive use of existing equipment and facilities in improving and upgrading communications facilities.

6. PROMOTION OF RESEARCH AND DEVELOPMENT ACTIVITIES

To further stabilize and strengthen the foundations of the business operations, and to meet public demand for information and telecommunications, NTT West shall promote research and development in the spheres of network systems and access systems which create more sophisticated telecommunications networks. In addition, NTT West shall also promote research and development in such areas as information distribution applications and communications terminals of various types which expand the range of choices available to customers in their selection of reliable and convenient services through sophisticated telecommunications networks.

The summary of the business plans for the above principal services and the plant and equipment investment plans are outlined in the attached tables.

Table 1

Principal Services Plan for Fiscal Year Ending March 31, 2003

Type of Service                              Plan
Voice Transmission Services
   Subscriber Telephones
   Additional installations                  0.40 million subscribers
   Relocations                               2.77 million subscribers


Social-Welfare Telephones (Silver Phones)    +700 units

IC Card Public Telephones                    +6,000 units


INS-Net Digital Services
   INS-Net 64 Subscriber Lines               (740,000) circuits
   INS-Net 1500 Subscriber Lines               (4,000) circuits


Leased Circuit Services
   Conventional Leased Circuits               (35,000) circuits
   High-Speed Digital Transmission Circuits    16,000  circuits

Table 2

Plant and Equipment Investment Plan for Fiscal Year Ending March 31, 2003

                                                        (billions of yen)

                                                       Estimated expenses
1. Expansion and Improvement of Services*                           389.0
(1) Voice Transmission                                              308.5
(2) Data Transmission                                                35.5
(3) Leased Circuits                                                  43.0
(4) Telegraph                                                         2.0
2. R&D Facilities                                                     4.0
3. Other Facilities                                                  17.0
-------------------------------------------------------------------------
   Total                                                            410.0

Note: * Approximately 130 billion yen will be invested in Optical Access
Networks.

Attachment 1

Revenues and Expenses Plan for Fiscal Year Ending March 31, 2003

                                                       (billions of yen)
Revenues
Operating Revenues                                                 2,302
(1) Voice Transmission                                             1,527
(2) Data Transmission                                                 50
(3) Leased Circuits                                                  280
(4) Telegraph                                                         35
(5) Others                                                           410
Non-Operating Revenues                                                59
------------------------------------------------------------------------
Total Revenues                                                     2,361

Expenses
Operating Expenses                                                 2,305
(1) Operating Costs                                                1,724
(2) Taxes and Dues                                                    76
(3) Depreciation                                                     505
Non-Operating Expenses                                                56
------------------------------------------------------------------------
Total Expenses                                                     2,361
------------------------------------------------------------------------
Recurring Profit                                                       0

Attachment 2

Plan of Sources and Applications of Funds for Fiscal Year Ending March 31, 2003

                                                          (billions of yen)

Sources:
Operational:                                                          3,369
   Operating Revenues                                                 3,276
   Non-Operating Revenues                                                93
Financial:                                                              909
   Long-Term Loans and Bonds                                            399
   Others                                                               510
Estimated Consumption Tax                                               119
Brought Forward from Previous Fiscal Year                               515
---------------------------------------------------------------------------
Total                                                                 4,912


Applications
Operational:                                                          3,633
   Operating Expenses                                                 3,570
   Non-Operating Expenses                                                63
Financial:                                                            1,064
   Capital Investments for Property, Plant and Equipment                410
   Other Financial Expenses                                             654
Account Settlement Expenses                                               1
Provisional Consumption Tax Payments                                     89
Carry Forward to Following Year                                         125
---------------------------------------------------------------------------
Total                                                                 4,912